

March 28, 2011

Via Facsimile
Kevin Hauser
President and Chief Executive Officer
Medefile International, Inc.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

> **Re: Medefile International, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed February 11, 2011**
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2010**
> **Filed February 11, 2011**
> **File No. 33-25126-D**

Dear Mr. Hauser:

We have reviewed your response letter dated February 11, 2011 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2010.

General

1.   We note that you did not provide the acknowledgements that appear at the end of our letter dated December 16, 2010. Please submit the representations from the company in your next response letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

General

2.   We note your response to prior comment 1 regarding the 1,098,894,464 shares of common stock that were issued pursuant to the six registration statements on Forms S-8 filed in fiscal year 2009. We also note that page F-4 of the Form 10-K/A indicates that 1,244,527,439 shares were issued to consultants and employees in fiscal year 2009. Please explain the difference of 145,632,975 shares of common stock that were issued but unaccounted for in your response letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 14

3.   In response to prior comment 5, you state in the response letter that you require
         approximately $650,000 to continue operations for the next twelve months and that based
         on your current cash-on-hand you expect that you will be able to conduct operations for
         approximately 9 months. However, your disclosure in the Form 10-K/A states that you
         "acquired approximately $650,000" which suggests that you have received additional
         funding. Please revise to disclose the minimum amount of additional capital that you
         believe is required to operate for the next twelve months. Also ensure that you disclose
         in the filing the minimum period that you will be able to operate using currently available
         resources.

Item 10. Directors, Officers and Corporate Governance, page 19

4.   We note your proposed disclosure in response to prior comment 6 regarding the
         biography of Kevin Hauser. In future filings, please disclose when Mr. Hauser was
         appointed Chairman, President and CEO.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 27

5.   We note that your response to prior comment 7 does not disclose the family relationships
         between the executive officers and the majority shareholders and its affiliates. In this
         regard, it appears that Lyle Hauser, the control person for Vantage Holding Ltd., and
         Kevin Hauser are brothers and both persons are sons of Milton Hauser, the company's
         former Chief Executive Officer. In future filings, please disclose all of the family
         relationships in this section. See Item 401(d) of Regulation S-K as well as Item 404 of
         Regulation S-K, including instruction 1 to Item 404(a).

Exhibits

6.   We note that the Demand Note that you filed as Exhibit 10.12 in response to prior
         comment 9 indicates that the promissory note to Digital Health Inc. is for $36,171.46.
         However, the notes to the financial statements on page F-12 of the Form 10-K/A states
         that the amount of the loan is $321,993. Please advise. To the extent that you need to
         file additional exhibits, please revise the exhibit list in its entirety and include all exhibits
         required in the filing including those referenced in prior comment 8.

Amendment to Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 3

7.   We note your response to prior comment 12 that you will provide the basis for your conclusion regarding the disclosure controls and procedures in future filings. Please ensure that your Form 10-K for the fiscal year ended December 31, 2010 includes appropriate historical context regarding any significant deficiencies and material weaknesses. In this regard, disclose the nature of any deficiencies or material weaknesses that you experienced in 2009, when it was identified, by whom it was identified, and when it first began. Discuss whether the deficiency or material weakness was remediated in 2010 and, if not, discuss any remediation steps you intend to take, the timeline for remediation, and whether you expect any material costs associated with remediation.

        You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3462 with any questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal